
June 22, 2010

Mr. Scott Cooley
Chief Financial Officer
Morningstar, Inc.
22 West Washington St.
Chicago, IL 60602

**Re: Morningstar, Inc.
              Form 10-K for the year ended December 31, 2009
              File No. 0-51280**

Dear Mr. Cooley:

        We have reviewed your response to our letter dated May 18, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Investment Management Segment, page 59

1. We have read your response to our prior comment three and your proposed sample disclosures and have the following comments:
   - Please revise future filings to disclose the information you provided in the two paragraphs following your tabular presentation of year-end balances of assets under management and advisement.
   - Please revise future filings to disclose the information presented in the four paragraphs following your sample disclosures.
   - We note that in the majority of your contracts that include variable asset-based fees, you bill clients quarterly in arrears based on average assets for the quarter. As such, please revise future filings to provide a tabular presentation of your quarterly average assets under advisement and management.

<u>Goodwill, page 66</u>

2. We note your response to our prior comment seven and appreciate the additional information. As requested in our previous comment, if you determine that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

    If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3689.

    Sincerely,

    John Hartz
    Sr. Asst. Chief Accountant